October 14, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Attention: Tia L. Jenkins

Re:	The Children’s Place Retail Stores, Inc.
Forms 8-K

Filed May 23, 2013 and March 26, 2013

Definitive Proxy Statement on Schedule 14A

Filed April 8, 2013

Response dated July 24, 2013

File No. 000-23071

Dear Ms. Jenkins:

Reference is hereby made to our telephone conversation with Adam Turk of your office on October 8, 2013, regarding our response dated September 18, 2013 to the second comment of the Staff of the Securities and Exchange Commission (the “Commission”) contained in the letter to Jane T. Elfers, dated August 19, 2013 (the “Letter”). As discussed on the call, we will enhance future versions of our realized compensation disclosure table appearing on page 26 of our Definitive Proxy Statement on Schedule 14A filed April 8, 2013 (the “Proxy Statement”) by renaming the column captioned “The Children’s Place CEO Realized Compensation” to “The Children’s Place CEO Salary, TRSUs and Compensation Based on Performance” as follows (emphasis added to show newly proposed language):

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Period	The Children’s Place CEO Salary, TRSUs plus Compensation Based on Performance(1)	CEO TDC as Reported in Summary Compensation Tables(2)
		Peer Group			The Children’s Place
		25th	Median	75th
[____]	$ [_________]	$ [_______]	$ [_______]	$ [_______]	$ [_______]
[____]	[_________]	[_______]	[_______]	[_______]	[_______]
[____]	[_________]	[_______]	[_______]	[_______]	[_______]

 ______________________

(1) Salary, TRSUs and Compensation Based on Performance consists of compensation reported in the Summary Compensation Table excluding (i) performance-based equity awards granted but not earned due to the Company not achieving the performance target threshold set by the Company’s Compensation Committee for that fiscal year and (ii) compensation reported in the “All Other Compensation” column of the Summary Compensation Table.  We do not include compensation reported in the “All Other Compensation” column of the Summary Compensation Table as we are required to provide these perquisites to our Chief Executive Officer pursuant to her amended employment agreement; accordingly her receipt of these perquisites is not affected by her actual performance.  This table should not be viewed as a substitute for the Summary Compensation Table.

(2) TDC, or Total Direct Compensation, consists of total compensation as reported in the “Total” column of the Summary Compensation Table in this proxy statement and, for our Peer Group of companies, the total compensation as reported in the “Total” column of the Summary Compensation Table appearing in their proxy statements.

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United States Securities and Exchange Commission

Division of Corporation Finance

October 14, 2013

We believe the responses above fully address the comments made during our telephone conversation with Mr. Turk. Please call me at (201) 453-7351 if you have any questions regarding the above or require any additional information.

Very truly yours,

/s/ Michael Scarpa
Michael Scarpa
Chief Operating Officer and Chief Financial Officer

cc:	Myra Moosariparambil

Adam Turk

James Lopez

Jane T. Elfers

Bradley P. Cost, Esq.
James E. Myers, Esq.